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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)

                              SYNSORB BIOTECH INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  87160V-10-4
                                 (CUSIP Number)

                              GREGORY B. MATTHEWS
                            400,521-3RD AVENUE S.W.
                            CALGARY, ALBERTA T2P 3T3
                                 (403) 263-3653

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    COPY TO:

                               WILLIAM L. BOEING
                             HAYNES AND BOONE, LLP
                       1600 N. COLLINS BLVD., SUITE 2000
                            RICHARDSON, TEXAS 75080
                                 (972) 680-7553

                                 JUNE 10, 2002

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

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                                  SCHEDULE 13D

CUSIP No. 87160V-10-4

(1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Scout Capital Corp.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) / /
    (b) /X/

(3) SEC USE ONLY

(4) SOURCE OF FUNDS WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

(6) CITIZENSHIP OR PLACE OF ORGANIZATION
    Alberta, Canada

                                        (7) SOLE VOTING POWER
    NUMBER OF                               676,002
    SHARES
    BENEFICIALLY                        (8) SHARED VOTING POWER
    OWNED BY                                0
    EACH
    REPORTING                           (9) SOLE DISPOSITIVE POWER
    PERSON WITH                             676,002

                                       (10) SHARED DISPOSITIVE POWER
                                            0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     676,002

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%

(14) TYPE OF REPORTING PERSON
     CO

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        This Amendment No. 6 to Schedule 13D (this 'Amendment') amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission ('SEC') on December 31, 2001 relating to the Common Stock of Synsorb Biotech Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 8, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on April 23, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on April 25, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on May, 23, 2002 and Amendment No. 5 to Schedule 13D filed with the SEC on May 31, 2002 (as previously amended, the 'Filing'). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to amend and restate the information contained in Item 5 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

SCOUT CAPITAL CORP.

        (a) Number of Securities Beneficially Owned: 676,002 shares of Common Stock

            Percentage of Class: 13.6%

        (b) Sole Voting Power: 676,002 shares of Common Stock

            Shared Voting Power: 0 shares of Common Stock

            Sole Dispositive Power: 676,002 shares of Common Stock

            Shared Dispositive Power: 0 shares of Common Stock

        (c) The transactions made by Scout in the Common Stock since the date of the last amendment to the Filing are detailed on Schedule A hereto, which is incorporated herein by this reference.

JIM SILYE

        (a) Number of Securities Beneficially Owned: 12,750 shares of Common
            Stock

            Percentage of Class: 0.3%

        (b) Sole Voting Power: 12,750 shares of Common Stock

            Shared Voting Power: 0 shares of Common Stock

            Sole Dispositive Power: 12,750 shares of Common Stock

            Shared Dispositive Power: 0 shares of Common Stock

        (c) Mr. Silye has not purchased Common Stock since the date of the last amendment to the Filing.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                        SCOUT CAPITAL CORP.

                                        By: /s/ David L. Tonken
                                           -----------------------------
                                        Name: David L. Tonken
                                        Title: Chief Executive Officer

Date: July 3, 2002

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                                   SCHEDULE A

                     SCOUT TRANSACTIONS IN THE COMMON STOCK

TRADES EXECUTED ON THE TORONTO STOCK EXCHANGE:

        DATE              NUMBER OF SHARES      PRICE (CDN.)
1.      June 10, 2002           52,400            $1.2292

2.      June 11, 2002           38,300            $1.2397

3.      June 21, 2002           47,500            $1.2982

4.      June 28, 2002           23,100            $1.3649